Filed Pursuant to Rule 433

Registration Statement No. 333-158199-10

August 2, 2010

$2,000,000,000

4.375% SENIOR NOTES DUE 2020

FINAL TERMS AND CONDITIONS

Issuer:	Credit Suisse AG, acting through its New York Branch
Note type:	Senior Fixed-Rate Notes
Ratings:	Moody’s: Aa1 (Outlook Negative) Standard & Poor’s: A+ (Outlook Stable) Fitch: AA- (Outlook Negative)
Minimum denomination:	$250,000 x $1,000
Trade date:	August 2, 2010
Settlement date:	August 5, 2010 (T+3)
Maturity date:	August 5, 2020
Principal amount:	$2,000,000,000
Benchmark:	UST 3.500% due May 15, 2020
Benchmark yield and price:	2.941% or 104 – 23
Re-offer spread:	T + 145 bps
Re-offer yield to maturity:	4.391%
Coupon:	4.375%
Public offering price:	99.872%
Gross spread:	0.45%
Net proceeds to Issuer:	$1,988,440,000
Interest payment dates:	February 5th and August 5th. First payment on February 5, 2011.
Day count:	30/360
CUSIP:	22546QAF4
ISIN:	US22546QAF46
Sole bookrunner (99.00%):	Credit Suisse Securities (USA) LLC
Junior Co-managers (0.25% each):	Aladdin Capital LLC MFR Securities, Inc. Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

Other Provisions

Credit Suisse AG’s ratio of earnings to fixed charges for the six months ended June 30, 2010 was 1.36.

We may redeem the Notes upon the occurrence of certain tax events at the principal amount of the Notes being redeemed plus accrued interest, as more fully described under the heading “Description of Debt Securities—Tax Redemption” in the prospectus. There is no sinking fund for the Notes.

The Notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system.

Credit Suisse AG will pay additional amounts as may be necessary in order that the net amounts received by holders of the Notes after any withholding or deduction shall equal the amounts that would have been receivable in respect of the Notes in the absence of any withholding or deduction, subject to customary exceptions, as more fully described under the heading “Description of Debt Securities—Payment of Additional Amounts “ in the prospectus.

Credit Suisse AG may from time to time, acting through its New York Branch and without notice to or the consent of the holders of the Notes, create and issue further notes having the same terms and ranking pari passu with the Notes in all material respects and will be consolidated and form a single issue with the Notes, and payments on such further notes in liquidation will be made pro rata.

The issuer has filed a registration statement, including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.